      As filed with the Securities and Exchange Commission on May 8, 2001
                                                      Registration No.
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ---------------
                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               ---------------
                               NetIQ Corporation
                      (Name of Subject Company (Issuer))

                               ---------------
                               NetIQ Corporation
                       (Name of Filing Person (Offeror))

                               ---------------
 Certain Options under NetIQ Corporation Amended and Restated 1995 Stock Plan,
  Mission Critical Software, Inc. 1997 Stock Plan (as amended May 21, 1999),
       WebTrends Corporation 1997 Stock Incentive Compensation Plan and WebTrends Corporation Amended and Restated 1998 Stock Incentive Compensation
                                     Plan
    To Purchase Common Stock Par Value $.001 per Share of NetIQ Corporation
                        Held by Eligible Option Holders
                        (Title of Class of Securities)

                               ---------------
                                       *
                     (CUSIP Number of Class of Securities)

                               ---------------

                                                                    Copies to:
                 Ching-Fa Hwang                               William M. Kelly, Esq.
               NetIQ Corporation                              Davis Polk & Wardwell
            3553 North First Street                            1600 El Camino Real
               San Jose, CA 95134                              Menlo Park, CA 94025
              Tel: (408) 856-3000                              Tel: (650) 752-2000

  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                           CALCULATION OF FILING FEE

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying Common Stock is 64115P 10 2.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
           Transaction Valuation*                           Amount of Filing Fee
           ----------------------                           --------------------
                 $40,772,094                                     $8,154.42

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*  Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,736,229 shares of common stock of NetIQ Corporation having a weighted average exercise price of $63.87 will be exchanged pursuant to this offer. The aggregate value of such options was calculated on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount previously paid:    Not applicable.
            Form or Registration No.:  Not applicable.
            Filing party:              Not applicable.
            Date filed:                Not applicable.

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [_] third party tender offer subject to Rule 14d-1.
   [X] issuer tender offer subject to Rule 13e-4.
   [_] going-private transaction subject to Rule 13e-3.
   [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

                            INTRODUCTORY STATEMENT

   This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to our offer to exchange options to purchase shares of our common stock, par value $.001 per share, held by our current employees other than officers as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934) who hold options with an exercise price equal to or greater than $50.00 per share with respect to (i) options with an exercise price equal to or greater than $50.00 per share and (ii) options with any lower exercise price if such options were granted on or after December 7, 2000, and if required as described below in the offer documents. In exchange for the tendered options, employees will be granted new options to purchase shares of our common stock at a per share exercise price based on the fair market value of NetIQ stock at the time of the regrant in December. Specifically, the exercise price of the new options will be equal to the highest of:

   (i) the closing selling price per share on the trading day immediately before the day of grant;

   (ii) the average of the high and low per share sales price on the day of grant; or

   (iii) the closing selling price per share on the day of grant for NetIQ stock as reported by the Nasdaq National Market. This offer will be upon the terms and subject to the conditions in the Offer to Exchange dated May 7, 2001 attached hereto as Exhibit (a)(1)(A) (the "Offer to Exchange") and the related Letter of Transmittal attached hereto as Exhibit (a)(1)(B) (the "Letter of Transmittal").

   The information in the Offer to Exchange and the Letter of Transmittal is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

Item 1. Summary Term Sheet

   The information set forth under "Summary Term Sheet" in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information

 (a) Name and Address.

   The name of the issuer is NetIQ Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 3553 North First Street, San Jose, CA 95134, and its telephone number is (408) 856-3000. The information set forth in the Offer to Exchange under "Information Concerning NetIQ" is incorporated herein by reference.

 (b) Securities.

   This Schedule TO relates to an offer by the Company, to current employees of the Company or its subsidiaries who hold options with an exercise price equal to or greater than $50.00 per share, to exchange all options outstanding under the NetIQ Corporation Amended and Restated 1995 Stock Plan, the Mission Critical Software, Inc. 1997 Stock Plan (as amended May 21, 1999), the WebTrends Corporation 1997 Stock Incentive Compensation Plan and the WebTrends Corporation Amended and Restated 1998 Stock Incentive Compensation Plan (collectively, the "Plans") to purchase shares of the Company's common stock, par value $.001 per share (the "Common Stock"), that have an exercise price equal to or greater than $50.00 per share, or any lower exercise price if such options were granted on or after December 7, 2000, and if required in accordance with the terms of the Offer to Exchange (the "Eligible Options"), for new options (the "New Options") to purchase shares of the Common Stock to be granted under the Plans, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal. The Offer to Exchange and the Letter of Transmittal, as they may be amended or supplemented from time to time, are together referred to as the "Offer". The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the Eligible Options that are accepted for exchange and canceled. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("The Offer; Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Grant of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

 (c) Trading Market and Price.

   The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

 (a) Name and Address.

   The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction

 (a) Material Terms.

   The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("The Offer; Number of Options; Expiration Date"), Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Grant of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

 (b) Purchases.

   The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

 (a) Transactions.

   Not Applicable.

 (b) Significant Corporate Events.

   Not Applicable.

 (c) Negotiations or Contacts.

   Not Applicable.

 (d) Conflicts of Interest.

   Not Applicable.

 (e) Agreements Involving the Subject Company's Securities.

   The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

 (a) Purposes.

   The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

 (b) Use of Securities Acquired.

   The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Grant of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

 (c) Plans.

   The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

 (a) Source of Funds.

   The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

 (b) Conditions.

   The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

 (c) Expenses.

   Not applicable.

 (d) Borrowed Funds.

   Not applicable.

Item 8. Interests in Securities of the Subject Company

 (a) Securities Ownership.

   The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

 (b) Securities Transactions.

   The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used

 (a) Solicitations or Recommendations.

   Not applicable.

 (b) Employees and Corporate Assets.

   Not applicable.

Item 10. Financial Statements

 (a) Financial Information.

   The information set forth in the Offer to Exchange under Section 9 ("Information Concerning NetIQ Corporation") and Section 16 ("Additional Information") is incorporated herein by reference.

   The information set forth on pages 42 through 60 of the Company's Annual Report on Form 10-K for its fiscal year ended June 30, 2000, and the information set forth on pages 3 through 9 of the Company's Quarterly Report on Form 10-Q/A for the quarter ended December 31, 2000 (File No. 000-26757) is incorporated herein by reference.

 (b) Pro Forma Information.

   Not applicable.

Item 11. Additional Information

 (a) Agreements, Regulatory Requirements and Legal Proceedings.

   The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

 (b) Other Material Information.

   Not applicable.

Item 12. Exhibits

 (a)(1)(A) Offer to Exchange dated May 7, 2001.

 (a)(1)(B) Form of Letter of Transmittal.

 (a)(1)(C) Form of Letter to Eligible Option Holders Regarding Offer.

 (a)(1)(D) Form of Notice of Withdrawal of Tender.

 (a)(1)(E) Form of Letter to Tendering Option Holders Regarding Acceptance of
            Tendered Options.

 (b)       Not applicable.

 (d)(1)    NetIQ Corporation Amended and Restated 1995 Stock Plan previously filed with the Commission on July 27, 1999 as Exhibit 10.3A to the Company's Registration Statement on Form S-1/A, Registration No.
            333-79373, which is incorporated herein by reference.

 (d)(2)    Form of Stock Option Agreement under the Amended and Restated 1995
            Stock Plan previously filed with the Commission on July 27, 1999 as
            Exhibit 10.3B to the Company's Registration Statement on Form S-
            1/A, Registration No. 333-79373, which is incorporated herein by reference.

 (d)(3)    Mission Critical Software, Inc. 1997 Stock Plan (as amended May 21,
            1999) and form of stock option agreement thereunder previously filed with the Commission on May 15, 2000 as Exhibit 4.1(a) to the Company's Registration Statement on Form S-8, Registration
            No. 333-37076, which is incorporated herein by reference.

 (d)(4)    WebTrends Corporation 1997 Stock Incentive Compensation Plan and
            form of stock option agreement thereunder previously filed with the Commission on April 16, 2001 as Exhibit 4.1(a) to the Company's
            Registration Statement on Form S-8, Registration No. 333-59034, which is incorporated herein by reference.

(d)(5)  WebTrends Corporation Amended and Restated 1998 Stock Incentive Compensation Plan and form of stock option agreement thereunder previously filed with the Commission on April 16, 2001 as Exhibit
         4.1(b) to the Company's Registration Statement on Form S-8, Registration No. 333-59034 which is incorporated herein by reference.

(g)     Not applicable

(h)     Not applicable

Item 13. Information Required By Schedule 13e-3

   Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                          NetIQ Corporation

                                                   /s/ Ching-Fa Hwang
                                          _____________________________________
                                                       Ching-Fa Hwang
                                               President and Chief Executive
                                                          Officer

Date: May 7, 2001